EXHIBIT 7.1

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010. Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. Comparative 2013, 2012, 2011 and 2010 information in the table below has been restated. For more information, see the Introduction to TOTAL’s 2014 Consolidated Financial Statements.

	Years Ended December 31,
	2014	2013*	2012**	2011**	2010**
For the Group (IFRS)	10.91	19.57	24.35	27.55	29.90

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.